

Via U.S. Mail
Mr. Kevin E. Shaffer
Chief Financial Officer
Educate, Inc.
1001 Fleet Street
Baltimore, Maryland 21202

May 8, 2007

RE: **Educate, Inc.**
             Form 10-K for the fiscal year ended December 31, 2006
             Filed March 16, 2007
             File No. 000-50952

Dear Mr. Shaffer:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                   Sincerely,

                   Larry Spirgel
                   Assistant Director